FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 23, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Terminates Second Tranche of its USD 1.2 Billion Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Terminates Second Tranche of its USD 1.2 Billion Share Buyback Program

Luxembourg, February 23, 2026. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that it has decided to terminate, effective on March 3, 2026, the second tranche of its Share Buyback Program announced on May 27, 2025 (the “Program”).

As previously disclosed, Tenaris had entered into a non-discretionary buyback agreement with a primary financial institution for the execution of this USD 600 million second tranche of the Program. This tranche began on November 3, 2025, and was scheduled to end no later than April 30, 2026. Since the commencement of this tranche, Tenaris has repurchased 29,295,219 ordinary shares at an aggregate cost of approximately USD 583.6 million, thereby substantially completing its targeted repurchases.

Tenaris has concluded that, in a context of high-volatity in the market, allowing this tranche of the Program to continue as initially scheduled may, by application of the customary mechanics in the existing buyback agreement, result in a significant incremental pay-out to its counterparty. Accordingly, following the expiration of the blackout period corresponding to its annual earnings release on February 20, 2026, Tenaris has exercised its right to terminate its existing buyback agreement on the first date it was allowed to do so under the terms of the agreement.

The Tenaris board of directors will consider when to pursue additional buyback programs in the future.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.